## Contact

www.linkedin.com/in/brsbilgic (LinkedIn)
www.iskolig.com (Company)

## Top Skills

Software Development
Django
Web Development

## Languages

English

## Honors-Awards

Superior Succes Scholarship

# Baris Bilgic

Co-Founder at Kunduz (YC S18)
London, England, United Kingdom

## Summary

Obsessed with developing software products that touch people's real needs.
Specialties: Software Design and Architecture, Python, Django, ReactJS, Ansible

## Experience

### Kunduz
Co-Founder
January 2017 - Present (6 years 5 months)
London, United Kingdom

### Jooysoft Software Consultancy
Director
May 2015 - Present (8 years 1 month)
London, United Kingdom

We love to develop products from zero to one as fast as possible.

### İşkolig
Founder
December 2011 - June 2018 (6 years 7 months)
Istanbul, Turkey

İşkolig is a career platfom where people can find out any relevant information about jobs and companies before making a career decision. Company reviews of current or old employees, interview experiences and key questions, detailed salary information per job title and office photos make İşkolig's database unique and valuable. İşkolig focus on companies in Turkey and all information are collected in Turkish.

### Sky
Senior Python Developer
April 2017 - July 2017 (4 months)

- Log management system improvements
- Django based admin panel development

- Deployment and system automation using Ansible and Python

## Dare
Senior Full Stack Developer (Contractor)
January 2017 - April 2017 (4 months)
London, United Kingdom

## Hitachi Consulting
Senior Python Developer (Contractor)
November 2016 - January 2017 (3 months)

Hitachi Smart Energy Platform - Custom SaaS development for the energy industry.
* Improved existing APIs
* Solved various performance issues
* Implemented behave and unit tests

Technologies: Python, pandas/numpy, Django, Django REST Framework, Docker, PostgreSQL, Ansible, Jenkins

## Karhoo
Python Developer (Contractor)
October 2015 - October 2016 (1 year 1 month)

Responsible for back-end development

## VCCP
Python Developer (Contractor)
August 2015 - September 2015 (2 months)

- Responsible for development of an internal course management system
- Front-end development of ad banners

## Wildfish
Python Developer (Contractor)
July 2015 - August 2015 (2 months)

Responsible for back-end/front-end development of an online betting web site

## Hallowd Labs
CTO
September 2014 - August 2015 (1 year)

Responsible for developing back-end of Frizzbee, which is a mobile application that helps students to stay up to date on what other's are up to at their university

Rocket Internet SE
Software Developer
April 2012 - August 2012 (5 months)

- Responsible for developing back-end & front-end of ERP tools in python & Django

Veripark
Part-time Software Developer
September 2010 - April 2011 (8 months)

- Responsible for UI development and improvement of an online banking system.
- Mostly focused on CSS, jQuery and VeriBranch which is a framework in C# and .NET, developed by Veripark specialized for banking systems.
- Part of a dedicated development team about 25 people and learned many best practices about CSV and TFS
- Learned many software design patterns applied in C# and .NET

Uygun Teknoloji
Part-time Software Developer
August 2007 - March 2008 (8 months)

- Responsible for developing modules for CRM project (Sarman) and ERP project (Tekir)
- Used Spring J2EE framework, Hibernate ORM tool, JFS MVC pattern
- Part of a small development team and learned many agile development metrics
- Customer Interaction Log, Campaign Follow-up and Reporting one of the key modules that I developed and applied to projects

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# Education

Boğaziçi Üniversitesi / Bogazici University
Bachelor, Computer Science · (2006 - 2012)

Technical University of Denmark
Erasmus, Computer Science · (2010 - 2011)

İzmir Fen Lisesi

· (2002 - 2006)